Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom

VIA EDGAR TRANSMISSION

May 6, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Barberena-Meissner

RE: Guardian Metal Resources PLC on Form F-1 (File No. 333-295580) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:30 a.m. Eastern Daylight Time on May 8, 2026, or as soon thereafter as is practicable.

Please contact Connie Milonakis of Davis Polk & Wardwell LLP at +44-20-7418-1327 as soon as the Registration Statement has been declared effective or with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

Guardian Metal Resources PLC

By:	/s/Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

CC: Connie Milonakis, Davis Polk & Wardwell LLP